Docebo Inc. Announces Voting Results from its Annual General Meeting of Shareholders
Toronto, Ontario, June 10, 2025 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”) announced today the results of voting at its annual general meeting of shareholders held on June 10, 2025 (the “Meeting”).
Each of the seven nominees listed in the Company’s management information circular dated April 7, 2025 provided in connection with the Meeting were elected as directors of the Company. Docebo received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Jason Chapnik	24,102,147	94.580%	1,381,257	5.420%
Alessio Artuffo	25,405,745	99.695%	77,659	0.305%
James Merkur	25,387,380	99.623%	96,024	0.377%
Kristin Halpin Perry	25,145,467	98.674%	337,937	1.326%
Steven E. Spooner	24,981,840	98.032%	501,564	1.968%
William Anderson	25,387,570	99.624%	95,834	0.376%
Trisha Price	25,466,388	99.933%	17,016	0.067%

In addition, Docebo reports that an ordinary resolution approving the appointment of KPMG LLP as Docebo’s auditors for the 2025 fiscal year was passed by a majority of the votes represented at the Meeting.
Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under Docebo’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
About Docebo
Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.
For further information, please contact:
Mike McCarthy
Vice President – Investor Relations

(214) 830-0641
mike.mccarthy@docebo.com